

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 6, 2017

Ken McBride
Chairman and Chief Executive Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

> **Re: Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 0-26427**

Dear Mr. McBride:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ William H. Thompson
>
> William H. Thompson
> Accounting Branch Chief
> Office of Consumer Products